SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 86172 / June 20, 2019

Admin. Proc. File No. 3-18744

In the Matter of

CRAILAR TECHNOLOGIES, INC.,
MIDWEST OIL & GAS, INC.,
and
PRESTON CORP.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Companies failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the companies' securities.

APPEARANCES:

*David S. Frye* for the Division of Enforcement.

Respondents Crailar Technologies, Inc., Midwest Oil & Gas, Inc., and Preston Corp. (collectively, "Respondents"), issuers with classes of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that they did not file required periodic reports.[1]  Respondents again failed to respond to an order to show cause why they should not be found in default.[2]  We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

## I.        Background

### A.        The Commission issued an OIP against Respondents alleging that they violated the Securities Exchange Act of 1934 and rules thereunder by failing to file required periodic reports.

On September 11, 2018, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934.  Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4]  The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5]  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6]  These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7]  A violation of these provisions does not require scienter.[8]

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[1]     *Crailar Techs., Inc.*, Exchange Act Release No. 84086, 2018 WL 4331944 (Sept. 11, 2018).

[2]     *Crailar Techs., Inc.*, Exchange Act Release No. 84906, 2018 WL 6722719 (Dec. 20, 2018).

[3]     15 U.S.C. § 78*l*(j).

[4]     15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]     *Id.*

[6]     17 C.F.R. §§ 240.13a-1, .13a-13.

[7]     15 U.S.C. § 78m(a).

[8]     *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

The OIP alleges that all of the Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Crailar Technologies, Inc. ("CRLRQ") (CIK No. 1210294) is a British Columbia corporation located in Victoria, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CRLRQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 27, 2015, which reported a comprehensive loss of $2, 229,000 for the prior twenty-six weeks. As of July 16, 2018, the common stock of CRLRQ was traded on the over-the-counter markets.

The OIP alleges that Midwest Oil & Gas, Inc. ("MWOG") (CIK No. 1486315) is a revoked Nevada corporation located in Payson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MWOG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2015, which reported a net loss of $235,482 for the prior nine months. As of July 16, 2018, the common stock of MWOG was traded on the over-the-counter markets.

The OIP alleges that Preston Corp. ("PSNP") (CIK No. 1594219) is a revoked Nevada corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PSNP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016, which reported a net loss of $146,966 for the prior six months. As of July 16, 2018, the common stock of PSNP was traded on the over-the-counter markets.

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

**B.     Respondents failed to answer the OIP or respond to a show cause order.**

Respondents were each properly served with the OIP, but none answered it. On December 20, 2018, more than ten days after service on each Respondent, they were ordered to show cause by January 3, 2019, why the registrations of their securities should not be revoked by

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[9]      17 C.F.R. § 201.220(b).

[10]     *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

default due to their failures to file an answer and to otherwise defend this proceeding.[11] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their securities may be revoked." No Respondent subsequently answered the OIP or responded to the show cause order.

## II.    Analysis

### A.    We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

### B.    We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure

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[11]    *See supra* note 2.

[12]    17 C.F.R. § 201.220(f).

[13]    17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]    *See supra* notes 4-8 and accompanying text.

[15]    15 U.S.C. § 78*l*.

future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports for multiple years.[19] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause

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[16] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18] *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[20] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 21 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22] *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance.  Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation.  Respondents have failed to make a "strongly compelling showing" to justify another sanction.  We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners JACKSON, PEIRCE, and ROISMAN).


Vanessa A. Countryman
Acting Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86172 / June 20, 2019

Admin. Proc. File No. 3-18744

In the Matter of

CRAILAR TECHNOLOGIES, INC.,
MIDWEST OIL & GAS, INC.,
and
PRESTON CORP.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Crailar Technologies, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Midwest Oil & Gas, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Preston Corp., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of June 21, 2019.

By the Commission.

Vanessa A. Countryman
Acting Secretary